Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Name	Jurisdiction of Incorporation

Merrimack Pharmaceuticals (Bermuda) Ltd.*	Bermuda

Merrimack Pharmaceuticals UK Limited*	UK

Silver Creek Pharmaceuticals, Inc.	Delaware

*	wholly owned